Exhibit 99.1

RepliCel to Present Unique Autologous Cell Treatment for Achilles Tendinosis at International Society for Cellular Therapy Conference

Clinical trial at the University of British Columbia now recruiting patients

VANCOUVER, May 21, 2015 /CNW/ - RepliCel Life Sciences Inc. (TSX.V: RP) (OTCQB: REPCF), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announced today an upcoming poster presentation at the International Society for Cellular Therapy (ISCT) on RepliCel's autologous cell treatment for chronic Achilles tendinosis currently in a Phase 1/2 clinical trial.  The presentation, taking place on May 29th from 5:30 PM to 7:00 PM local time, will review RepliCel's RCT-01 product isolated from specific cells located in the outer sheath of the hair follicle which are highly expressive of type 1 collagen, critical to the regeneration of tendon tissue.  Pre-clinical work showed a similar protein expression profile between non-bulbar dermal sheath (NBDS) cells which constitute RCT-01 and both tendon derived cells and dermal fibroblasts in terms of their ability to produce tendon-related proteins under ex vivo mechanical force (stretching).  Other data to be presented includes safety data from animal studies demonstrating NBDS cells were well-tolerated, did not form tumors or migrate to secondary sites.

"Based on our animal studies and predicate clinical trials done by collaborators using dermal fibroblasts for tendinosis," stated RepliCel's Director of Research and Development and poster co-author, Dr. Hisae Nakamura, "we believe delivering collagen producing cells directly to the site of injury will address the underlying cause of tendinosis which will be superior to currently available treatments."

RepliCel is now actively recruiting patients for this trial, to learn more visit www.tendonstudy.com.

Tendinosis is the most prevalent form of overuse tendon injuries, impairing 30 to 50 million people worldwide. Tendinosis results from degeneration of tendon cells and collagen fibres caused by repetitive tendon usage and aging. Currently available treatments for tendinosis are directed mainly towards pain management and facilitation of the healing process. They do not often mediate complete recovery and leave individuals immobilized for several months. Therefore, improved therapeutic strategies are needed.

The four day conference will take place May 27 - 30, at Caesars Palace in Las Vegas, Nevada.  The ISCT is a global society of clinicians, regulators, technologists, and industry partners with a shared vision to translate cellular therapy into safe and effective treatments to improve patients' lives. RepliCel supports the advancement of cell therapy not only through its breakthrough technologies, but also through active participation in industry organizations like ISCT that play a key role in shaping the future of the industry.

About ISCT
ISCT is a global association driving the translation of scientific research to deliver innovative cellular therapies to patients. ISCT is the only group focused on pre-clinical and translational aspects of developing cell therapy products. As such, ISCT helps academic, government and biotech/pharma sectors transform research into practice and product.  For further information visit ISCT 2015 website.

About RepliCel
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aged skin, and pattern baldness. Shiseido has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The Company's product pipeline is comprised of multiple clinical trials anticipated to launch through Q1 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

This press release contains forward-looking information. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: approval to conduct clinical trials; negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: MEDIA: Tammey George, Director of Communications, Telephone: 604-248-8696 / tg@replicel.com; INVESTOR RELATIONS: Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693 / lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 05:05e 21-MAY-15